Holland+Knight

Tel 703 720 8600
Fax 703 720 8610

Holland & Knight LLP
1600 Tysons Boulevard. Suite 700
McLean, VA 22102
www.hklaw.com

Courtney S. Kamlet
703 720 8072
courtney.kamlet@hklaw.com

August 29, 2006

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 8/30

If you have any questions regarding this filing, please do not hesitate to call me at (703) 720-8072 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Courtney S. Kamlet

Courtney S. Kamlet
Holland & Knight LLP

4015146_v1

Financial Results Report for the first quarter of the year ending March 31, 2007

Summary of financial results

For the first quarter ending March 31 2007, both net sales and net income increased as the Table 1 shows.

Net sales by business segments are described as follows:

In the domestic tobacco business, net sales increased, primarily due to artificially inflated tobacco demand in the domestic tobacco business, prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006. In the international tobacco business, net sales increased, primarily due to favorable trend of Global Flagship Brand (hereinafter "GFB"), such as "Camel," "Winston," "Mild Seven" and "Salem." In the pharmaceutical business, net sales decreased due to the absence of lump-sum income recorded in the first quarter of last year from the licensing of an anti-HIV drug, "JTK-303," to Gilead Sciences. In the foods business, net sales increased due to the continued growth through vending machine sales channels and the steady increase in sales of "Roots" in the beverage business, and the expansion of operational scale mainly in the commercial frozen foods in the processed foods business.

As a result, net sales excluding taxes were 544.5 billion yen, increased by 51.7 billion yen, compared with the corresponding figure for the previous year.

Table 1: Financial results for the first quarter of the year ending March 2007

(Billions of yen)

		Three months ended June 30, 2005	Three months ended June 30, 2006	Increase / Decrease
Net sales		1,151.0	1,289.5	138.5
	excluding taxes	492.7	544.5	51.7
EBITDA(Note)		115.8	134.1	18.2
Operating income		85.5	102.0	16.5
Recurring profit		84.3	103.5	19.1
Net income		47.5	76.2	28.7

Note: EBITDA =operating income + depreciation and amortization

Overview by the business segments

Domestic Tobacco Business

In the domestic tobacco business, tobacco demand inflated artificially prior to the amendment of retail price accompanying the tobacco excise taxes increase on July 1, 2006. As a result, the share of the JT products were 65.5%, increased by 0.3 percentage points, compared with the corresponding figure for the previous year. In this first quarter, JT changed the package designs of five products of Mild Seven family in May 2006, as part of the improvement of the value of core brands. Also, JT made clear the consistency of the brand image by unifying the package designs of box products and soft package products and will make efforts to maintain the share of the Mild Seven family. JT expanded the sales areas of "Seven Stars Revo Ultra Lights Menthol Box," which is categorized in the D-spec (*1), menthol and 300 yen or more per pack-priced products, to nationwide coverage in April 2006.

(*1) Products adopting JT's proprietary reduced odor technology that "controls the odor that rises from the tip of the cigarette"

JT considers the decline in the share of growing segments (1-mg-tar products, menthol products and 300 yen or more per pack-priced products) to be temporary matter, primarily due to artificially inflated tobacco demand. JT will continuously endeavor to promote the products within growing segments.

Chart 1: Each share of the growing product segment in the domestic tobacco business



1mg tar products*
Menthol products*
+300 yen products*
D-spec products*
14
13
12
11
10
9
8
7
6
5
4
3
2
1
8.7 9.3 9.2 10.0 10.4 10.3 10.7 11.1 11.3 11.7 12.2 12.5 12.4
4.3 4.4 4.6 5.2 5.6 5.5 5.8 6.1 6.3 6.5 6.6 6.7 6.7
4.2 4.3 4.5 5.1 5.0 5.1 4.8 5.1 5.1 5.2 5.4 5.9 5.7
1.8 1.9 2.3 2.7 2.8 2.8 2.8 3.0 2.9 3.2 3.6 4.2 4.1
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1

* JT original brands + JTI products for the domestic market (CAMEL, Winston, Salem, etc.)

International Tobacco Business

Sales volume in the international tobacco business for the quarter from January to March increased 6.4%, compared with the corresponding figure for the previous year, primarily due to favorable sales mainly in Italy, Russia, the Ukraine, Taiwan and the Philippines. GFB sales volume increased by 7.0%, compared with the corresponding figure for the previous year, due to the sales increase of "Camel" in Italy and France, of "Winston" in Spain, Iran, Italy, the Ukraine and Russia and of "Mild Seven" in Taiwan and Russia.

(*)With respect to the international tobacco business, the results for the period from January 2006 to March 2006 are included with the results for the first quarter of fiscal year ending March 2007.

Pharmaceuticals Business

In the pharmaceuticals business, anti-Hyperlipidemia drug (JTT-130) entered into the second phase of clinical trial stage overseas, anti-Osteoporosis drug (JTT-305) entered into a clinical trial stage overseas and anti- Hyperuricemia drug (JTT-552) entered into a clinical trial stage in Japan. JT, which aims at firmly advancing its clinical compounds to higher phases of clinical study and further enhancing its R&D pipelines as announced in the new medium term management plan "JT 2008", could make a good start.

Japan Tobacco Inc. Clinical development (as of July 31, 2006)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1 (JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	A license agreement was signed with Roche (Switzerland) for development and commercialization of this compound worldwide except Japan and Korea. (October 2004)

Code	Stage	Indication	Characteristics	Rights
JTT-130 (oral)	Phase2 (JPN) Phase2 (Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1 (JPN)	Anti-HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	A license agreement was signed with Gilead (US) for development and commercialization of this compound worldwide except Japan. (March 2005)
JTT-302 (oral)	Phase1 (Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase1 (JPN) Phase1 (Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1 (JPN)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1 (JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Changes from the previous announcement on April 28, 2006:

JTT-130 advanced from phase1 to phase2 overseas.
JTT-305 entered into clinical trial stage overseas.
JTT-552 entered into clinical trial stage in Japan.

Foods Business

In the foods business, net sales increased compared with the corresponding figure for the previous year, due to the continued growth through vending machine sales channels and the steady increase in sales of "Roots" in the beverage business, and the expansion of operational scale mainly in the commercial frozen foods in the processed foods business. Operating income also increased compared with the corresponding figure for the previous year, due to the expansion of operational scale and the reduction in fixed costs resulting from the efficient operation.

Forecast for the year ending March 31, 2007

There is no change in the forecast of consolidated business results for the fiscal year ending March 2007, as per the table below, as the sales trend must be carefully accessed after the enactment of the tax increase in July. This forecast is to be amended as necessary considering the competition after July and the effect on the financial results from the transition of total demand.

Table 2: Forecast for the year ending March 31, 2007

(Billions of yen)

	Actual result (For the year ended March 2006)	Forecast (For the year ending March 2007)	Increase / Decrease
Net sales	4,637.6	4,770.0	132.3
EBITDA (Note)	433.3	409.0	-24.3
Operating income	306.9	270.0	-36.9
Recurring profit	297.8	267.0	-30.8
Net income	201.5	179.0	-22.5

Note: EBITDA =operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

Consolidated Balance Sheets

ASSETS	as of March 31, 2006 JPY	as of June 30, 2006 JPY	Millions of yen Increase / Decrease JPY
CURRENT ASSETS:	1,608,154	1,782,166	174,012
FIXED ASSETS:	1,429,180	1,407,987	△ 21,193
Property, plant and equipment:	596,544	593,632	△ 2,911
Buildings and structures	238,049	233,949	△ 4,100
Machinery, equipment and vehicles	144,604	140,523	△ 4,080
Land	138,671	137,534	△ 1,137
Other	75,217	81,624	6,406
Intangible Assets:	579,519	566,277	△ 13,241
Goodwill	355,183	353,531	△ 1,652
Trademarks	190,587	180,953	△ 9,633
Other	33,748	31,791	△ 1,956
Investments and other assets:	253,117	248,077	△ 5,039
DEFERRED ASSETS	44	36	△ 7
TOTAL ASSETS	3,037,378	3,190,190	152,811

LIABILITIES	as of March 31, 2006 JPY	as of June 30, 2006 JPY	Millions of yen Increase / Decrease JPY
CURRENT LIABILITIES:	626,355	749,605	123,250
NON-CURRENT LIABILITIES:	590,950	564,519	△ 26,431
TOTAL LIABILITIES	1,217,305	1,314,124	96,819
MINORITY INTERESTS:			
MINORITY INTERESTS	57,561	-	△ 57,561
SHAREHOLDERS' EQUITY:			
COMMON STOCK	100,000	-	△ 100,000
CAPITAL SURPLUS	736,400	-	△ 736,400
RETAINED EARNINGS	972,511	-	△ 972,511
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	35,531	-	△ 35,531
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	△ 7,353	-	7,353
TREASURY STOCK	△ 74,578	-	74,578
TOTAL SHAREHOLDERS' EQUITY	1,762,511	-	△ 1,762,511
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	3,037,378	-	△ 3,037,378
SHAREHOLDERS' EQUITY:	-	1,793,139	1,793,139
VALUATION AND TRANSLATION ADJUSTMENTS:	-	24,620	24,620
MINORITY INTERESTS	-	58,305	58,305
TOTAL NET ASSETS	-	1,876,065	1,876,065
TOTAL LIABILITIES AND NET ASSETS	-	3,190,190	3,190,190

Consolidated Statements of Operations

	For the three months ended		Millions of yen
	June 30,2005	June 30,2006	Increase / Decrease
	JPY	JPY	JPY
NET SALES	1,151,053	1,289,585	138,532
COST OF SALES	914,880	1,049,259	134,378
GROSS PROFIT	236,172	240,326	4,153
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	150,632	138,255	△ 12,377
OPERATING INCOME	85,540	102,071	16,530
NON-OPERATING INCOME:	2,787	5,243	2,455
NON-OPERATING EXPENSES:	3,981	3,814	△ 166
RECURRING PROFIT	84,346	103,500	19,153
EXTRAORDINARY PROFIT:	4,619	26,440	21,820
EXTRAORDINARY LOSS:	9,077	3,592	△ 5,484
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	79,888	126,347	46,458
INCOME TAXES-CURRENT	31,371	48,275	16,904
INCOME TAXES-DEFERRED	-	-	-
MINORITY INTERESTS	992	1,823	831
NET INCOME	47,524	76,248	28,723

Consolidated Statements of Cash Flows

	For the three months ended		Millions of yen
	June 30,2005	June 30,2006	Increase/ Decrease
	JPY	JPY	JPY
OPERATING ACTIVITIES	△ 24,135	105,184	129,319
INVESTING ACTIVITIES	△ 17,812	15,941	33,753
FINANCING ACTIVITIES	△ 14,334	△ 10,550	3,783
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,538	△ 107	△ 2,645
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	△ 53,744	110,467	164,211
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	829,087	920,141	91,054
CASH AND CASH EQUIVALENTS, END OF PERIOD	775,343	1,030,609	255,266

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed below is set out in EXHIBIT A hereto)

1. Report of Amendment to Annual Securities Report for the fiscal year ended March 2006

2. Amended Shelf Registration Statement

B. ENGLISH LANGUAGE DOCUMENTS
(English document listed below is included in EXHIBIT B hereto)

1. Financial Results Report for the First Quarter of the Year ending March 31, 2007

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Report of Amendment to Annual Securities Report for the fiscal year ended March 2006

   Report of Amendment to Annual Securities Report for the fiscal year ended March 2006 was filed with the Director of Kanto Local Finance Bureau on August 7, 2006.

2. Amended Shelf Registration Statement

   Amended Shelf Registration Statement, which adds, the Report of Amendment to Annual Securities Report for the fiscal year ended March 2006, to the reference information in the Shelf Registration Statement of May 27, 2005, was filed with the Director of Kanto Local Finance Bureau on August 7, 2006.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, item 1.